EXHIBIT 107

Calculation of Filing Fee Table

Form S-8

(Form Type)

Regional Management Corp.

(Exact Name of Registrant as Specified in its Charter)

Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rate	Amount Registered (1)	Proposed Maximum Offering Per Share (2)	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Equity	Common stock, par value $0.10 per share	Rules 457 (c) and (h)	120,000	$37.29	$ 4,474,800	0.00013810	$617.97
Total Offering Amount				—	$ 4,474,800	—	$617.97
Total Fee Offsets				—	—	—	—
Net Fee Due				—	—	—	$617.97

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(1)
Represents 120,000 shares of common stock of Regional Management Corp. (the “Company”), which is the maximum number of shares of common stock that may be issued upon (i) the vesting of restricted stock awards, in accordance with the terms of the Restricted Stock Award Agreements (Inducement Grant) between the Company and Lakhbir S. Lamba and (ii) the vesting and settlement of performance restricted stock units, in accordance with the terms of a Performance Restricted Stock Unit Award Agreement (Inducement Grant) between the Company and Mr. Lamba. This Registration Statement also registers additional securities to be offered or issued upon adjustment or changes made to the registered securities by reason of any stock splits, stock dividends, or similar transactions as permitted by Rule 416(a) and Rule 416(b) under the Securities Act of 1933, as amended (the “Securities Act”).

(2)
Estimated solely for purpose of calculating the registration fee pursuant to Rules 457(c) and 457(h) under the Securities Act. The proposed maximum offering price per share is estimated based on the average of the high and low prices of the Company’s common stock on November 6, 2025, as reported on the New York Stock Exchange.